

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 10, 2008

Mr. Steven Bronson
Chief Executive Officer
Ridgefield Acquisition Corp.
100 Mill Plain Road
Danbury, CT 06811

> **Re:** **Ridgefield Acquisition Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed September 10, 2008**
> **File No. 000-16335**

Dear Mr. Bronson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief